S.T. Dupont
PARIS

92 BOULEVARD DU MONTPARNASSE 75685 PARIS CEDEX 14

03032102

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Paris, September 1st, 2003

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Re: File No. 82-4552 - S.T. Dupont S.A. - Information furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen,

Please find enclosed herewith information regarding S.T. Dupont S.A. (the « Company ») required by subparagraph b(I)(iii) of Rule 12g3-2(b) (the « Rule ») under the Securities Exchange Act of 1934, as amended (the « Act) to maintain the Company's exemption from the requirements of Section 12(g) of the Act.

The following is a list of information the Company considers material pursuant to paragraphs (b)(1)(i) and (b)(3) of the Rule that it (i) has made public pursuant to the laws of France; (ii) has filed with the stock exchange on which its securities are traded (the Paris Bourse); or (iii) has distributed to its shareholders since its most recent submission. English language versions, translations, summaries or descriptions of these documents, as required by paragraph (b)(4) of the Rule, are included as indicated:

1. notice of the annual shareholders meeting to be held on September 19, 2003 published in the Bulletin des Annonces Légales et Obligatoires (BALO) on August 15, 2003. Exhibit 1 contains an English language version,

As stated in paragraph (5) of the Rule, the information and document provided herewith pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed « filed » with the SEC or otherwise be subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Act.

SEC MAIL PROCESSING
RECEIVED
SEP 16 2003
WASH. D.C. 155 SECTION

dlw 9/22

S.T. Dupont
PARIS

File No. 82-4552

If you have any question regarding this submission, please contact the undersigned at the Company at (33-1) 01.53.91.33.11 (telephone) or (33-1) 01.53.91.30.83 (facsimile).

Very truly yours,

Catherine Leducq
Financial Director

encl.

S.T. DUPONT

Société anonyme à directoire et conseil de surveillance au capital de 9 961 891,20 €.
Siège social : 92, boulevard du Montparnasse, 75014 Paris.
572 230 829 R.C.S. Paris.

AVIS PRÉALABLE DE RÉUNION VALANT AVIS DE CONVOCATION

MM. les actionnaires sont convoqués le 19 septembre 2003, à 10 h 30 à l'hôtel Prince de Galles, 33, avenue George V, 75008 Paris, en assemblée générale mixte, à l'effet de délibérer sur l'ordre du jour suivant :

I. – Partie ordinaire :
— Approbation des comptes de l'exercice clos le 31 mars 2003 ;
— Approbation des comptes consolidés de l'exercice clos le 31 mars 2003 ;
— Affectation du résultat ;
— Approbation du rapport spécial des commissaires aux comptes ;
— Renouvellement du mandat d'un membre du conseil de surveillance ;
— Renouvellement du mandat d'un membre du conseil de surveillance ;
— Renouvellement du mandat d'un membre du conseil de surveillance ;
— Nomination d'un commissaire aux comptes titulaire et d'un commissaire aux comptes suppléant ;
— Fixation de la rémunération du conseil de surveillance ;
— Autorisation donnée au directoire en vue de permettre à la société d'opérer sur ses propres actions.

II. – Partie extraordinaire :
— Détermination du prix d'émission des valeurs mobilières pouvant être émises sans droit préférentiel de souscription ;
— Autorisation donnée au directoire d'émettre des valeurs mobilières en période d'offre publique d'achat et/ou d'échange sur les titres de la société ;
— Autorisation de réduire le capital social par voie d'annulation des actions rachetées ;
— Pouvoirs pour formalités.

Le projet de résolutions ci-dessous seront soumis au vote de l'assemblée.

Résolutions de la compétence de l'assemblée générale ordinaire.

Première résolution *(Approbation des comptes sociaux).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, après avoir pris connaissance des rapports du directoire, du conseil de surveillance et des commissaires aux comptes, approuve, tels qu'ils lui sont présentés, les comptes de l'exercice clos le 31 mars 2003 ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports et qui fait ressortir une perte de 5 922 820,16 € ainsi que les dépenses et charges non déductibles visées à l'article 39-4 du Code général des impôts s'élevant à 34 247 €. Etant donné la situation fiscale du groupe (report déficitaire), la constatation de ces charges n'entraîne par le versement d'un impôt.

L'assemblée donne en conséquence aux membres du directoire, du conseil de surveillance et aux commissaires aux comptes, quitus de l'exécution de leur mandat pour l'exercice écoulé.

Deuxième résolution *(Approbation des comptes consolidés).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, après avoir pris connaissance des rapports du directoire, du conseil de surveillance et des commissaires aux comptes, approuve, tels qu'ils lui sont présentés, les comptes consolidés de l'exercice clos le 31 mars 2003 ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports et qui fait ressortir une perte consolidée part du groupe de 5 333 548 €.

L'assemblée donne en conséquence aux membres du directoire, du conseil de surveillance et aux commissaires aux comptes, quitus de l'exécution de leur mandat pour l'exercice écoulé.

Troisième résolution *(Affectation du résultat).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire, constatant que la perte de l'exercice s'élève à 5 922 820,16 € décide d'affecter le résultat de la manière suivante :

Report à nouveau de l'exercice précédent	– 9 661 068,91 €
Perte de l'exercice	– 5 922 820,16 €
Report à nouveau	– 15 583 889,07

Il est rappelé, conformément à la loi, que le dividende versé au titre des trois derniers exercices s'est établi ainsi :

Exercice clos le	Nombre d'actions	Dividende net par action	Avoir fiscal par action	Revenu global par action
31 mars 2000	6 108 649			
31 mars 2001	6 195 682	0,10 €	0,05 €	0,15 €
31 mars 2002	6 226 182	0,10 €	0,05 €	0,15 €

Quatrième résolution *(Conventions de l'article L. 225-86 du Code de commerce).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, connaissance prise du rapport spécial des commissaires aux comptes, approuve expressément chacune des conventions visées par l'article L. 225-86 du Code de commerce et relatées dans le rapport susvisé.

Cinquième résolution *(Renouvellement du mandat d'un membre du conseil de surveillance).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire, renouvelle le mandat de membre du conseil de surveillance de M. Walter Wuest.

Ce mandat est renouvelé pour une durée de quatre années qui prendra fin à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice clos le 31 mars 2007.

Sixième résolution *(Renouvellement du mandat d'un membre du conseil de surveillance).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires connaissance prise du rapport du directoire, renouvelle le mandat de membre du conseil de surveillance de M. Charles Jayson.

Ce mandat est renouvelé pour une durée de quatre années qui prendra fin à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice clos le 31 mars 2007.

Septième résolution *(Renouvellement du mandat d'un membre du conseil de surveillance).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire, renouvelle le mandat de membre du conseil de surveillance de M. André Tissot-Dupont.

Ce mandat est renouvelé pour une durée de quatre années qui prendra fin à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice clos le 31 mars 2007.

Huitième résolution *(Nomination d'un commissaire aux comptes titulaire et d'un commissaire aux comptes suppléant).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire :

prend acte de la démission de M. Yves Nicolas, commissaire aux comptes titulaire de la société suite à l'absorption de Coopers & Lybrand Audit par la société PricewaterhouseCoopers Audit ;

nomme en remplacement la société PricewaterhouseCoopers Audit, société anonyme au capital de 1 255 230 € dont le siège social est sis 32, rue Guersant, 75017 Paris, immatriculée au Registre du commerce et des sociétés de Paris sous le n° 672 006 483, en qualité de commissaire aux comptes titulaire et nomme M. Pierre Coll en qualité de commissaire aux comptes suppléant, et ce pour la durée restant à courir du mandat de M. Yves Nicolas, soit jusqu'à l'assemblée générale ordinaire appelée à statuer sur les comptes de l'exercice clos le 31 mars 2006.

Neuvième résolution *(Jetons de présence).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire, décide de fixer à 4 575 € le montant annuel des jetons de présence alloués aux membres du conseil de surveillance au titre de l'exercice en cours.

Dixième résolution *(Autorisation donnée au directoire d'acheter des actions de la société).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire et des éléments figurant dans la note d'information visée par la Commission des opérations de bourse ou toute autorité qui s'y substituerait, autorise, conformément aux articles L. 225-209 et suivants du Code de commerce, le directoire à acheter des actions de la société dans la limite de 10 % du capital social de la société tel que constaté par le directoire le 31 mars 2003, soit 622 618 actions. Conformément aux dispositions de l'article L. 225-210 du Code de commerce, les acquisitions réalisées au titre de la présente résolution ne pourront amener la société, compte tenu des actions déjà détenues, à détenir plus de 10 % de son capital social.

Cette autorisation pourra être utilisée à l'effet :
— d'optimiser la gestion patrimoniale et/ou financière de la société ;
— de procéder à des achats et des ventes en fonction des situations de marché ;
— de régulariser le cours des actions par intervention systématique en contre-tendance sur le marché ;
— de consentir des options d'achat d'actions au profit des salariés ou des dirigeants de la société ou de certains d'entre eux et/ou des sociétés de son Groupe qui lui sont liées dans les conditions de l'article L. 225-180 du Code de commerce ;
— d'attribuer les actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise ou d'un plan d'épargne d'entreprise ou de Groupe, ou encore d'un plan partenarial d'épargne salariale volontaire ;
— de conserver lesdites actions, les céder ou généralement les transférer, notamment en procédant à des échanges ou à des remises de titres, en particulier dans le cadre d'opérations de croissance externe ou à l'occasion de l'émission de valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou toute autre manière à l'attribution d'actions de la société ou encore plus généralement dans le cadre d'une politique de gestion patrimoniale et financière ;
— le cas échéant, réduire le capital de la société par annulation de tout ou partie des actions acquises, cette annulation impliquant toutefois l'adoption par la présente assemblée générale extraordinaire de la treizième résolution ayant pour objet d'autoriser cette annulation.

Les objectifs ci-dessus mentionnés sont présentés par ordre d'importance décroissant, sans préjuger de l'ordre effectif d'utilisation de l'autorisation de rachat qui sera fonction des besoins et des opportunités de la société.

L'assemblée décide que :
— l'acquisition des actions ainsi que la conservation, la cession ou le transfert des actions ainsi rachetées pourront, selon le cas, être effectués, en une ou plusieurs fois, à tout moment, le cas échéant en période d'offre publique dans le respect des dispositions légales et réglementaires et notamment le règlement n° 2002-04 de la Commission des opérations de bourse, par tous

moyens sur le marché ou hors marché et notamment par voie de l'acquisition ou de cession de bloc ou par le recours à des bons ou valeurs mobilières donnant droit à des actions de la société ou à des instruments financiers dérivés (à l'exclusion d'achat par la société d'options d'achat), dans les conditions prévues par les autorités de marché ;

— le prix maximum d'achat ne devra pas excéder 30 € par action et le prix minimum de vente ne devra pas être inférieur à 2 € par action. Ces limites seront ajustées pour tenir compte d'une part des dividendes ou des droit qui viendraient à être détachés au cours de la période de validité de la présente autorisation, et d'autre part des éventuelles opérations sur la capital de la société et sur le montant nominal des actions. Toutefois, si tout ou partie des actions acquises étaient utilisées dans le cadre de l'octroi d'options d'achat d'actions en application de l'article L. 225-179 du Code de commerce dont l'émission a été autorisée par l'assemblée générale extraordinaire du 14 septembre 2001 dans sa huitième résolution ou pour attribuer des actions conformément aux articles L. 443-1 et suivants du Code du travail dont l'émission a été autorisée par l'assemblée générale extraordinaire du 11 septembre 2002 dans sa quinzième résolution, le prix de vente serait alors déterminé conformément aux dispositions légales en vigueur.

Compte tenu du nombre d'actions autodétenues par la société, le nombre maximal d'actions pouvant être achetées est de 610 346.

Compte tenu du prix maximum d'acquisition visé ci-dessus, le montant des fonds que la société pourra consacrer au rachat de ses propres actions ne pourra excéder de 18 310 380 €.

L'assemblée générale confère tous pouvoirs au directoire pour décider la mise en œuvre de la présente autorisation et en fixer les modalités, avec faculté de délégation dans les conditions légales, pour conclure et effectuer tous les actes courants relatifs au programme de rachat d'actions et notamment passer tour ordres en bourse, conclure tous accords, et notamment procéder à l'achat et à la vente de produits dérivés dans les limites fixées par la présente autorisation en veillant, conformément aux recommandations des autorités de marchés, à ne pas accroître la volatilité du titre, établir tous documents, notamment la note d'information, effectuer toutes formalités et toutes déclarations et communiqués auprès de tous organismes, et en particulier informer la Commission des opérations de bourse et le Conseil des marchés financiers des opérations intervenues en vertu de cette autorisation, et d'une manière générale, faire tout ce qui est nécessaire.

Cette autorisation est valable pour une période de dix-huit mois à compter de la présente assemblée ou jusqu'à la date de son renouvellement par l'assemblée générale ordinaire et annule et remplace celle précédemment accordée par l'assemblée générale du 11 septembre 2002.

Le directoire informera l'assemblée générale annuelle des opérations réalisées en application de la présente autorisation et notamment les rachats, transferts, cessions ou annulations d'actions ainsi réalisés.

Résolution de la compétence de l'assemblée générale extraordinaire.

Onzième résolution *(Fixation du prix d'émission des valeurs mobilière ne conférant pas à leurs titulaires les mêmes droits que les actions anciennes, susceptibles d'être émises sans droit préférentiel de souscription sur le fondement de la délégation globale conférée au directoire par l'assemblée générale mixte du 11 septembre 2002).* — L'assemblée générale, statuant aux conditions de quorum et de majorité d'une assemblée générale extraordinaire, après avoir pris connaissance du rapport du directoire et du rapport spécial des commissaires aux comptes et connaissance prise de la délégation de pouvoirs dont le directoire a été investi, pour une période de 26 mois, par l'assemblée générale mixte du 11 septembre 2002 en conséquence du vote de sa onzième résolution, à l'effet d'augmenter le capital, en une ou plusieurs fois, par l'émission d'actions ou de valeurs mobilières (y compris de bons de souscription) donnant accès, immédiatement et/ou à terme, à des actions de la société, avec suppression du droit préférentiel de souscription des actionnaires, le montant nominal maximum global des augmentations de capital, immédiates ou à terme, résultant de l'ensemble des émissions réalisées en vertu de cette délégation, ne pouvant excéder neuf millions deux cent mille euros, étant précisé :

que, dans la limite de ce plafond,

— les émissions d'obligations à bons de souscription d'actions ne peuvent avoir pour conséquence d'augmenter le capital d'un montant nominal total supérieur à sept millions six cent mille euros ;

— le montant nominal total d'augmentation de capital nécessaire à l'exercice des bons de souscription émis de manière autonome ne pourra excéder quatre millions six cent mille euros,

et que sont expressément exclues l'émission d'actions de priorité avec droit de vote, celle d'actions à dividende prioritaire sans droit de vote et celle de certificats d'investissement assortis ou non d'un privilège,

et ayant pris acte de la non utilisation de ces montants avant la date de convocation de la présente assemblée dans les conditions rappelées par le rapport du directoire,

décide, conformément à l'article L. 225-137 du Code de commerce de confirmer les conditions (telles que fixées par l'assemblée du 11 septembre 2002) de détermination du prix d'émission sans droit préférentiel de souscription de celles des valeurs mobilières susmentionnées qui ne conféreraient pas à leurs titulaires les mêmes droits que les actions préexistantes, à savoir :

le prix d'émission des valeurs mobilières autres que les actions (y compris les bons de souscription émis de manière autonome) sera tel que la somme perçue immédiatement par la société, majoré, le cas échéant, de celle susceptible d'être perçue ultérieurement par elle, soit, pour chaque action émise immédiatement ou à terme en conséquence de l'émission de ces valeurs mobilières, au moins égale à la moyenne des premiers cours cotés de l'action, constatés sur le second marché d'Euronext Paris S.A. ou tout marché réglementé qui s'y substituerait, pendant dix jours de bourse consécutifs choisis parmi les vingt derniers jours de bourse précédant le début de l'émission desdites valeurs mobilières ou des bons, après correction, s'il y a lieu, de cette moyenne pour tenir compte de la différence de date de jouissance.

L'assemblée générale prend acte de ce que les autres modalités de la délégation globale d'émission d'actions ou de valeurs mobilières donnant accès au capital social, dont bénéficie le directoire en conséquence du vote des dixième et onzième résolutions approuvées par l'assemblée générale mixte du 11 septembre 2002, demeurent inchangées.

Douzième résolution *(Délégation au directoire à l'effet d'émettre des titres de capital et des valeurs mobilières en cas d'offre publique d'achat et/ou d'échange sur les titres de la société).* — L'assemblée générale, statuant aux conditions de quorum et de majorité d'une assemblée générale extraordinaire, connaissance prise du rapport du directoire, et faisant usage de la faculté visée à l'article L. 225-129, §IV du Code de commerce,

— met fin à l'autorisation donnée par l'assemblée générale extraordinaire du 11 septembre 2002 par le vote de sa quatorzième résolution autorisant le directoire à utiliser, en cas d'offre publique d'achat et/ou d'échange portant sur les titres de capital et les valeurs mobilières émis par la société, toutes les délégations accordées par l'assemblée générale mixte du 11 septembre 2002 afin d'augmenter, par tous moyens légaux, le capital social de la société ;

— décide que toutes les délégations accordées par l'assemblée générale ordinaire et extraordinaire du 11 septembre 2002 au directoire, avec faculté de délégation dans les conditions fixées par la loi, pourront être utilisées, à compter de la présente assemblée et jusqu'à la prochaine assemblée appelée à statuer sur les comptes de l'exercice en cours, en cas d'offre publique d'achat et/ou d'échange portant sur les titres de capital et les valeurs mobilières émis par la société, afin d'augmenter, par tous moyens légaux, le capital social de la société.

Treizième résolution *(Délégation au directoire à l'effet de réduire le capital social par voie d'annulation des actions détenues par la société).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, connaissance prise du rapport du directoire, du rapport spécial des commissaires aux comptes,

— met fin à l'autorisation donnée par l'assemblée générale extraordinaire du 11 septembre 2002 par le vote de la seizième résolution autorisant le directoire à réduire le capital social de la société par voie d'annulation des actions acquises par la société dans le cadre du programme d'achat de ses propres actions dont l'autorisation avait fait l'objet de la neuvième résolution soumise à l'assemblée générale ordinaire et extraordinaire en date du 11 septembre 2002 ;

— décide, conformément à l'article L. 225-209 du Code de commerce, d'autoriser le directoire, avec faculté de délégation dans les conditions fixées par la loi, à procéder à la réduction du capital social par voie d'annulation d'actions de la société acquises dans le cadre du programme d'achat de ses propres actions dont l'autorisation fait l'objet de la dixième résolution soumise à la présente assemblée générale ordinaire et extraordinaire, et ce dans la limite de 10 % du montant du capital social de la société, par périodes de 24 mois, en imputant la différence entre la valeur d'achat des titres annulés et leur valeur nominale sur les primes et réserves disponibles ;

— décide de donner tous pouvoirs au directoire, dans les limites fixées ci-dessus, à l'effet de fixer les modalités de la réduction de capital corrélative, en constater la réalisation et modifier en conséquence les statuts de la société et, généralement, accomplir toutes formalités qu'il estimera nécessaires.

Cette autorisation est valable pour une période de dix-huit mois à compter de la présente assemblée.

Quatorzième résolution *(Pouvoirs pour formalités).* — L'assemblée donne tous pouvoirs au directoire à l'effet d'accomplir toutes les formalités légales de publicité, et au porteur d'un original, d'un extrait ou d'une copie certifiée conforme du procès-verbal constant ses délibérations à l'effet de procéder à toutes formalités prescrites par la loi.

———

Tout actionnaire, quel que soit le ombre d'actions qu'il possède, peut prendre part à cette assemblée ou s'y faire représenter par son conjoint ou par un autre actionnaire. Toutefois, seront seuls admis à y assister, à s'y faire représenter ou à voter par correspondance, les actionnaires qui auront au préalable justifié de cette qualité :

1. en ce qui concerne leurs actions nominatives, par l'inscription desdites actions, en compte nominatif pur ou nominatif administré, cinq jours au moins avant la date de l'assemblée.

2. en ce qui concerne leurs actions au porteur, par la remise dans le même délai d'un certificat établi par l'intermédiaire habilité, constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'assemblée, au : CCF, assemblées, avenue Robert Schuman, B.P. 2 704, 51051 Reims Cedex ainsi que dans les succursales ou agences de Paris et de Province.

A défaut d'assister personnellement à l'assemblée, tout actionnaire peut choisir entre l'une des trois formules suivantes :

— Donner procuration à un autre actionnaire ou à son conjoint ;

— Donner pouvoir au président ;

— Voter par correspondance.

Les actionnaires désirant assister à l'assemblée, recevront sur leur demande, une carte d'admission ; un formulaire de vote par correspondance ou par procuration est à la disposition de tout actionnaire qui en fera la demande par lettre recommandée avec accusé de réception reçue par le mandataire de la société le CCF, assemblées, avenue Robert Schuman, B.P. 2 704, 51051 Reims Cedex, au plus tard six jours avant la date de réunion.

Conformément à la loi tous documents qui doivent être communiqués aux assemblées générales, seront tenus dans les délais légaux à la disposition des actionnaires au siège social de la société.

S.T. DUPONT
Société Anonyme à Directoire et Conseil de Surveillance
au capital de 9 961 891 €
Siège social : 92, Bd du Montparnasse, 75014 Paris
572 230 829 R.C.S. Paris

ADVANCE NOTICE OF MEETING TANTAMOUNT TO CONVOCATION NOTICE

The shareholders are called on to meet on 19 September 2003 at 10.30 am, at the hotel Prince de Galles, 33 Avenue George V, 75008 Paris, in the form of a combined shareholders' meeting for the purpose of making decisions on the following agenda:

I – ordinary part:
- approval of the financial statement for the financial ending on 31 March 2003
- approval of the consolidated financial statements for the financial year ending on
- allocation of the net income
- approval of the auditors' special report
- renewal of the term of a member of the supervisory board
- renewal of the term of a member of the supervisory board
- renewal of the term of a member of the supervisory board
- appointment of a titular auditor and of a deputy auditor
- determination of the remuneration to be paid to the supervisory board
- authorisation granted to the executive board with a view to allowing the company to deal in its own shares

II – Extraordinary part:
- determination of the issue price of the securities that might be issued without any preferential subscription right
- authorisation granted to the executive board to issue securities during the time of a public purchase offer and / or of a public exchange offer for the company's securities
- authorisation to use the share capital by cancellation of the redeemed shares
- powers for formalities

The draft resolutions set forth below will be submitted for a vote by the meeting.

RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

First resolution (approval of the financial statements of the Company)

The Shareholders' Meeting, voting in accordance with the quorum and majority requirements applicable to Ordinary Shareholders' Meetings, and having considered the report of the Management Board, the report of the Supervisory Board and the Statutory Auditors' general report, approves the financial statements for the year ended March 31, 2003, as presented, together with the transactions reflected therein and summarized in the above-mentioned reports, which show a net loss of €5,922,820.16 euros. The Meeting specifically approves the expense of €34,247 that is not deductible from taxable income under the provisions of Article 39-4 of the General Tax Code. Given that the Group has tax loss carryforwards, recognition of the above-mentioned expense does not give rise to a tax liability.

All of the members of the Management Board and the Supervisory Board, and the Statutory Auditors are therefore given discharge for the performance of their functions during the year ended March 31, 2003.

Second resolution (approval of the consolidated financial statements)

The Shareholders' Meeting, voting in accordance with the quorum and majority requirements applicable to Ordinary Shareholders' Meetings, and having considered the report of the Management Board, the report of the Supervisory Board and the Statutory Auditors' general report, approves the consolidated financial statements for the year ended March 31, 2003, as presented, together with the transactions reflected therein and summarized in the above-mentioned reports, which show a consolidated net loss of €5,333,548 for the Group.

All of the members of the Management Board and the Supervisory Board, and the Statutory Auditors are therefore given discharge for the performance of their functions during the year ended March 31, 2003.

Third resolution (income appropriation)

The Shareholders' Meeting, voting in accordance with the quorum and majority requirements applicable to Ordinary Shareholders' Meetings, and having considered the report of the Management Board placing on record a net loss of €5,922,820.16, resolves to appropriate this amount as follows:

(in euros)	
Losses brought forward	(9,661,068.91)
Loss for the year	(5,922,820.16)
Accumulated deficit	(15,583,889.07)

As required by law, the Annual Shareholders' Meeting notes that dividends for the last three years were as follows:

Year ended	Number of shares	Net dividend per share	Tax credit per share	Total dividend per share
03/31/00	6,108,649	-	-	-
03/31/01	6,195,682	€0.10	€0.05	€0.15
03/31/02	6,226,182	€0.10	€0.05	€0.15

Fourth resolution (agreements governed by article L. 225-86 of the Commercial Code)

The Shareholders' Meeting, voting in accordance with the quorum and majority requirements applicable to Ordinary Shareholders' Meetings, and having considered the Statutory Auditors' special report, expressly approves all of the agreements entered into that are governed by Article L. 225-86 of the Commercial Code and are presented in the Statutory Auditors' special report

Fifth resolution (renewal of the term of office of a member of the Supervisory Board)

The Shareholders' Meeting, voting in accordance with the quorum and majority requirements applicable to Ordinary Shareholders' Meetings and having considered the report of the Management Board, renews the term of office of Walter Wuest for a period of four years ending at the close of the Shareholders' Meeting which will vote on the accounts of the financial year ending March 31, 2007.

Sixth resolution (renewal of the term of office of a member of the Supervisory Board)

The Shareholders' Meeting, voting in accordance with the quorum and majority requirements applicable to Ordinary Shareholders' Meetings and having considered the report of the Management Board, renews the term of office of Charles Jayson for a period of four years ending at the close of the Shareholders' Meeting which will vote on the accounts of the financial year ending March 31, 2007.

Seventh resolution (renewal of the term of office of a member of the Supervisory Board)

The Shareholders' Meeting, voting in accordance with the quorum and majority requirements applicable to Ordinary Shareholders' Meetings and having considered the report of the Management Board, renews the term of office of André Tissot-Dupont for a period of four years ending at the close of the Shareholders' Meeting which will vote on the accounts of the financial year ending March 31, 2007.

Eighth resolution (ratification of the appointment of a member of the supervisory board)

The Shareholders' Meeting, voting in accordance with quorum and majority requirements applicable to Ordinary Shareholders' Meetings, and having considered the report of the Management Board:

- notes that Yves Nicolas has resigned from his position as Statutory Auditor further to the merger between Coopers & Lybrand Audit S.A.R.L. and PricewaterhouseCoopers Audit S.A.;
- appoints PricewaterhouseCoopers Audit S.A. – a Société Anonyme with a share capital of €1,255,230 whose registered office is at 32 rue Guersant 75017 Paris, registered with the Paris Companies Registry under number 672 006 483 – as Statutory Auditor and Pierre Coll as Substitute Auditor, for the remainder of Yves Nicolas' term of office, expiring at the close of the Annual Shareholders' Meeting called to approve the financial statements for the year ending March 31, 2006.

Ninth resolution (attendance fees)

The Shareholders' Meeting, voting in accordance with the quorum and majority requirements applicable to Ordinary Shareholders' Meetings, sets at €4,575 the attendance fees awarded to the members of the Supervisory Board for the current fiscal year.

Tenth resolution (authorization granted to the management board to trade in the company's shares)

The Shareholders' Meeting, voting in accordance with the quorum and majority requirements applicable to Ordinary Shareholders' Meetings, and having considered the report of the Management Board and the details provided in the information memorandum approved by the *Commission des Opérations de Bourse*, authorizes the Management Board, in accordance with Articles L. 225-209 *et seq.* of the Commercial Code, to buy back the Company's shares up to a maximum limit of 10% of the capital stock as placed on record by the Management Board as of March 31, 2003, representing 622,618 shares in total. In accordance with article L. 225-210of the Commercial Code, the maximum number of Company shares that may be held at any given time, including existing treasury stock, may not exceed 10% of capital stock.

This authorization covers:

- the optimum management of the Company's financial position and assets and liabilities;
- the purchase and sale of shares as dictated by conditions on the open market;
- the purchase and sale of shares to stabilize the Company's share price;
- stock-option grants to the employees or management of the Company and/or the Group, including on a selective basis;

- share awards to employees by way of profit-sharing, or under a company or group savings plan, or a voluntary employee savings plan;
- the holding, sale and, generally, the transfer of shares by way of exchange or remittance, in particular, in connection with external growth transactions, or with the issuance of shares and share equivalents with the aim of optimizing the management of the Company's financial position and assets and liabilities or the issuance of share equivalents, in particular in connection with the management of the Company's financial position and assets and liabilities;
- the reduction of the Company's capital by means of the cancellation of shares, subject to prior approval by the Extraordinary Shareholders' Meeting.

The purpose set out above are presented in decreasing order of importance, without prejudice to the effective order of the use of the buyback authorization which will depend on the Company's requirements and opportunities.

The Shareholders' Meeting resolves that:

- the purchase, holding, sale or transfer of the Company's shares may be carried out at any time and on one or several occasions, where applicable, and, if necessary, during public offers subject to compliance with the applicable laws and regulations including COB regulation 2002-04, and by any method on or off the open market, and, in particular, by means of a block purchase or sale, or derivative instruments and equity warrants (except that the Company may not purchase call options), subject to the conditions laid down by the market authorities;

- the maximum purchase price may not exceed €30 per share and the minimum sale price may not be less than €2 per share. These prices per share may be adjusted to take account of dividends and other rights detached during the term of this authorization, and of any operations affecting the Company's capital and the par value of its shares. However, if all or some of the repurchased shares were used for the purpose of stock-option grants, as permitted under Article L. 225-179 of the Commercial Code, pursuant to the eighth resolution of the Extraordinary Shareholders' Meeting of September 14, 2001, or to make stock awards governed by Article L. 443-1 of the Labor Code, pursuant to the fifteenth resolution of the Extraordinary Shareholders' Meeting of September 11, 2002, the sale price would be determined in accordance with the prevailing laws.

In the light of the number of shares held by the Company as treasury stock, the maximum number of shares that may be bought back is 610,346.

The total funds invested by the Company in share buybacks may not exceed €18,310,380.

To this end, the Shareholders' Meeting grants full powers to the Management Board, including the power to delegate its authority in accordance with the law, to place any and all buy and sell orders, enter into any and all agreements, including to purchase and sell derivatives, subject to the limitations set out in this authorization, and taking care not to increase the volatility of the share in accordance with the recommendations of the stock market authorities; to prepare any and all necessary documentation and information including the information memorandum, perform any and all formalities and disclosure obligations vis-à-vis all bodies – in particular, the provision of information to the *Commission des Opérations de Bourse* and the *Conseil des Marchés Financiers* concerning operations carried out pursuant to this authorization – and generally do whatever is necessary.

This authorization is valid for a period of 18 months from the date of this Meeting or up to the date of its renewal by the Annual Shareholders' Meeting, whichever is earlier, and cancels and replaces that granted at the Annual Shareholders' Meeting of September 11, 2002.

The Management Board will inform the Annual Shareholders' Meeting of operations carried out pursuant to this authorization, in particular, with respect to the purchase, transfer, sale or cancellation of shares.

RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

Eleventh resolution (determination of the issue price of share equivalents issued without preferential subscription rights under the authorization given at the Extraordinary Shareholders' Meeting of September 11, 2002, that do not carry the same rights as existing shares)

Voting in accordance with the quorum and majority requirements applicable to Extraordinary Shareholders' Meetings, and having considered the report of the Management Board and the Statutory Auditors' special report, as well as the 26-month blanket authorization granted to the Management Board in the eleventh resolution of the Extraordinary Shareholders' Meeting of September 11, 2002 to increase the Company's capital stock by a maximum of €9,200,000 by carrying out one or several issues of shares and share equivalents (including equity warrants) without preferential subscription rights, subject to the following conditions:

- issues of bonds with equity warrants could not have the effect of increasing the capital by more than €7,600,000 excluding premiums;
- issues of stand alone warrants could not have the effect of increasing the capital by more than €4,600,00 excluding premiums;
- the Management Board was not authorized to issue preferred stock, preferred non-voting stock or preferred or ordinary investment certificates;

and having noted that these authorizations were not used before the date of this Meeting, as described in the report of the Management Board, the Shareholders' Meeting resolves – in accordance with article L. 225-137 of the Commercial Code – to confirm the method to be used (as specified at the September 11, 2002 Meeting) to set the issue price of any share equivalents not carrying the same rights as existing shares, that may be issued without preferential subscription rights. This method is as follows:

- the issue price of share equivalents (including share warrants issued on a stand alone basis) will be determined in such a way that the sum of the proceeds received on issue by the Company plus any additional proceeds received at a later date, for each share issued immediately or at a later date as a result of the issuance of share equivalents, is at least equal to the average of the opening prices quoted for S.T. Dupont shares on the Second Marché of Euronext Paris S.A. or any regulated market substituted therefor, over ten consecutive trading days selected from among the twenty trading days preceding the opening date of the issue period for the said share equivalents or warrants, as adjusted for any difference in cum dividend dates.

Twelfth resolution (authorization to be given to the Management Board to issue shares and share equivalents while a takeover bid for the Company is in progress)

Voting in accordance with the quorum and majority requirements applicable to an Extraordinary Shareholders' Meeting and having considered the report of the Management Board, in accordance with article L. 225-129 para. IV of the Commercial Code, the Shareholders' Meeting:

- terminates the authorization granted to the Management Board in the fourteenth resolution of the Extraordinary Shareholders' Meeting of September 11, 2002 to use all the authorizations to increase the Company's capital stock given by the Annual and Extraordinary Shareholders' Meeting of September 11, 2002 while a takeover bid for the Company is in progress;

- resolves that all of the authorizations to issue shares and share equivalents given by the Annual and Extraordinary Shareholders' Meeting of September 11, 2002 to the Management Board or any duly authorized representative thereof, may be used while a takeover bid for the Company is in progress. This authorization will expire at the Annual Shareholders' Meeting to be called to approve the financial statements for the fiscal year ended March 31, 2004.

Thirteenth resolution (authorization to be given to the Management Board to reduce the capital stock by canceling shares bought back)

The Shareholders' Meeting, voting in accordance with the quorum and majority requirements applicable to an Extraordinary Shareholders' Meeting, having considered the report of the Management Board and the Statutory Auditors' special report:

- terminates that authorization given to the Management Board in the sixteenth resolution of the Extraordinary Shareholders' Meeting of September 11, 2002 to reduce the Company's capital stock by canceling shares purchased under the buyback program authorized in the ninth resolution of the Annual and Extraordinary Shareholders' Meeting of September 11, 2002;
- resolves, in accordance with article L. 225-209 of the Commercial Code to authorize the Management Board, or any duly authorized representative thereof, to reduce the Company's capital stock by canceling shares purchased under the buyback program authorized in the tenth resolution set out above, provided that shares canceled in any 24-month period do not represent over 10% of the Company's capital stock. Any difference between the purchase price of canceled shares and their par value shall be recorded under additional paid capital.
- resolves to grant full powers to the Management Board, subject to the conditions set out above, to set the terms and conditions of the capital reductions concerned, to place on record the new amount of capital and amend the Company's bylaws accordingly, and, more generally, to carry out all formalities which it may deem necessary.

This authorization is given for a period of 18 months as from the date of this Meeting.

Fourteenth resolution (powers to carry out formalities)

The Shareholders' Meeting grants full powers to the Management Board to carry out all legal publication formalities, and to the bearer of an original, extract or certified true copy of the minutes of this Meeting to perform all formalities required by law.

Any shareholder, whatever the number of shares he holds may be, may take part in the said meeting or have himself represented there by his spouse or by another shareholder. However, the only shareholders who will be allowed to attend the meeting, be represented their or vote by correspondence are the ones who have first proven their status.

1- with respect to registered shares, by entry of the said shares in a pure registered or administered registered account, at least five days before the date of the meeting date
2- with respect to their bearer shares, by delivery within the same period of a certificate drawn up by the authorised broker indicating the unavailability of the shares entered in an account until the meeting date, at CCF, meetings, avenue Robert Schuman, BP 2 704, 51051 Reims cedex, as well as in the sub-offices or branches in Paris and the provinces.

If not personally attending the meeting, any shareholder may choose one of the following three procedures:

- grant a power of attorney to another shareholder or to his spouse
- grant a power of attorney to the president
- vote by correspondence

Shareholders wishing to attend the meeting will receive an admission ticket at their request. A form for voting by correspondence or by power of attorney is available to any shareholder requesting one by registered mail with receipt received by the company's agent: CCF, meetings, avenue Robert Schuman, BP 2 704, 51051 Reims cedex, at the latest 6 days before the meeting date.

Pursuant to law, all documents that must be communicated to shareholders' meetings will be made available for the legal periods to the shareholders at the company's registered office.

The postal voting forms, duly filled out, shall have to reach the agent, CCF, at least three days before the meeting date.

Requests for entering draft resolutions on the agenda by shareholders meeting the legal conditions will have to be addressed to the registered office, by recorded mail with receipt, within a period of ten days starting with the time of the present publication.

This notice is tantamount to convocation notice, as long as no modifications are made in the agenda due to a request for entering draft resolutions submitted by the shareholders.

The Executive Board